FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2008


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


       3 AZRIELI CENTER, TRIANGLE BUILDING, 42ND FLOOR, TEL AVIV o ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                      Form 20-F....|X|.... Form 40-F.........





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                                EXPLANATORY NOTE

This Amendment on Form 6-K/A is being furnished by the Registrant as an amendment to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 13, 2008, to replace in its entirety Exhibits 99.2 and 99.3 attached to such Report and substitute therefor the attached Exhibits 99. 2A and 99.3A which contain our Unaudited Consolidated Financial Statements and Management Report as of and for the year ended December 31, 2007.

In the March 13, 2008 filing, the Registrant communicated its decision to adopt the fair value option of SFAS 159 - "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") for our investment in non-marketable group companies in Note 2z(ii) to the 2007 Financial Statements and relevant section in the Company's 2007 Management Report. The Registrant concluded that its decision to adopt the standard did not amount to a substantive adoption of SFAS 159 as it did not meet the objectives outlined in SFAS 159 and therefore the adoption of SFAS 159 is not effective. The amendments in the Unaudited Consolidated Financial Statements and Management Report had no effect on Elron's reported financial results.




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                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELRON ELECTRONIC INDUSTRIES LTD.
                                          (Registrant)


                                          By: /s/Donna Gershowitz
                                              -------------------

                                          Donna Gershowitz
                                          General Counsel & Corporate Secretary


Dated: May 19, 2008






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